UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):   June 4, 2021

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

British Columbia	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A: Common Stock, $0.001 par value

Item 1.  Fundamental Changes

On June 4, 2021, Contact Gold Corp. (the "Company" or "Contact Gold") closed the transaction to redomicile from the State of Nevada to the province of British Columbia by (a) completing a plan of conversion from the State of Nevada to continue into the Province of British Columbia (the "Continuance"), and (b) immediately thereafter completing a plan of arrangement under the laws of British Columbia (the "Arrangement" and together with the Continuance, the "Repatriation Transaction"), under the terms of the definitive arrangement agreement dated April 20, 2021 (the "Arrangement Agreement").  The Company submitted the Arrangement Agreement (as Exhibit 15.2) in its current report on Form 1-U submitted to the Securities and Exchange Commission ("SEC") on April 26, 2021, which current report and its exhibits are incorporated herein by reference.

The Repatriation Transaction did not result in any material changes to the board, management, day-to-day conduct of the business of Contact Gold or its strategy.

Completion of the Arrangement, under Section 288 of the Business Corporations Act (British Columbia)("BCBCA"), was subject to approval by the Supreme Court of British Columbia (the "Court"), and receipt of applicable regulatory, and certain third-party approvals and consents, including approval of the TSX Venture Exchange (the "TSXV").  The Repatriation Transaction was approved by our shareholders at a meeting held on May 25, 2021.  The Court approved the fairness of the terms and conditions of exchanges under the Repatriation Transaction after a hearing upon the fairness, which Court approval constituted a basis for the exemption from the registration under Section 3(a)(10) of the Securities Act of 1933, as amended (the "Securities Act").

To effect the Repatriation Transaction, the Company filed the Articles of Conversion (Nevada)( attached hereto as Exhibit 15.3) pursuant to Nevada Revised Statute (NRS) Section 92A.105, 92A.120, 92A.205, 92A.230, 92A.240 and 92A.250; and Form 14 Continuation Application for Contact Gold Corp. (BCBCA)(attached hereto as Exhibit 15.4) pursuant to Section 302 of the BCBCA.  Upon closing of the Repatriation Transaction, Contact Gold converted into a British Columbia corporation governed under the BCBCA ("Contact Gold BC").  Contact Gold BC adopted the Notice of Articles (BCBCA) Contact Gold Corp. (Post Continuation) (attached hereto as Exhibit 15.5).  Contact Gold BC amended its Warrant Indenture with Computershare Trust Company of Canada dated September 23, 2020, to amend terms to reflect changes related to the Repatriation Transaction, by way of a Supplement to Warrant Indenture (attached hereto as Exhibit 15.6).

Contact Gold shareholders received or shall be entitled to receive, for every one share of common stock of Contact Gold ("Contact NV Share"), one common share of Contact Gold BC (a "Contact BC Share"), bearing new CUSIP number 21074F103 (ISIN CA21074F1036).  Pursuant to the Arrangement, the Contact NV Shares were de-listed from the TSXV, and the Contact BC Shares were listed and posted for trading on the TSXV effective as of market open on June 9, 2021, with no change to the Company's ticker symbol (TSXV: C).  Effective June 9, 2021, Contact BC Shares began quotation on the OTCQB under the ticker symbol "CGOLF".

Item 3.  Material Modification to Rights of Securityholders

On June 4, 2021, the Company completed the Repatriation Transaction described in Item 1, which disclosure is hereby incorporated by reference.

Upon closing of the Repatriation Transaction, Contact Gold converted into a British Columbia corporation governed under the BCBCA ("Contact Gold BC").  Contact Gold BC adopted the Notice of Articles (BCBCA) Contact Gold Corp. (Post Continuation) (attached hereto as Exhibit 15.5).  Contact Gold BC amended its Warrant Indenture with Computershare Trust Company of Canada dated September 23, 2020, to amend terms to reflect changes related to the Repatriation Transaction, by way of a Supplement to Warrant Indenture (attached hereto as Exhibit 15.6).

In connection with the Annual and Special Meeting of Shareholders to approve the Repatriation Transaction, Contact Gold submitted a current report on Form 1-U to the SEC on April 30, 2021, report and its exhibits are incorporated herein by reference. The Form 1-U included the Management Information Circular related to the Annual and Special Meeting of Shareholders (as Exhibit 15.2).  The material differences between rights of shareholders under the Nevada Revised Statute and BCBCA is summarized in the Section entitled "Comparison of Stockholder Rights" at pages 18-22 of the Management Information Circular, which is incorporated herein by reference.

Item 8.  Certain Unregistered Sales of Equity Securities

On June 4, 2021, the Company completed the Repatriation Transaction described in Item 1, which disclosure is hereby incorporated by reference.

In connection with the Repatriation Transaction, securities of the Company were exchanged for securities of Contact Gold BC.  The Court approved the fairness of the terms and conditions of exchanges under the Repatriation Transaction after a hearing upon the fairness, which Court approval constituted a basis for the exemption from the registration under Section 3(a)(10) of the Securities Act for the exchange of Contact NV Shares for Contact BC Shares and other exchanges of securities under the Repatriation Transaction.

Item 9.  Other Events

The Company issued a press release in connection with the completion of the Repatriation Transaction described in Item 1 (attached hereto as Exhibit 15.1).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:	/s/ John Wenger
John Wenger, Chief Financial Officer

Date	June 10, 2021

Index to Exhibits

Exhibit Number	Description

15.1	Press Release

15.2	Arrangement Agreement (previously filed as Exhibit 15.2 on Form 1-U on April 26, 2021 and incorporated by reference)

15.3	Articles of Conversion (Nevada)

15.4	Form 14 Continuation Application for Contact Gold Corp. (BCBCA)

15.5	Notice of Articles (BCBCA) Contact Gold Corp. (Post Continuation)

15.6	Supplement to Warrant Indenture